Mail Stop 6010

August 22, 2008

Gary Siegel
Vice President, Finance
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

> **Re:** **Genta Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2008, Response filed August 22, 2008**
> **File No. 0-19635**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why we entered into this transaction, page 12

1. You state that you decided to enter into the transaction based upon the board's internal discussions regarding strategic alternatives and advice from the financial adviser. Please expand your disclosure to describe the material substance of the discussions and advice.

2. Supplementally, please provide us with a copy of the engagement letter you entered into with the financial adviser.

* * *

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Mike Rosenthall at (202) 551-3674 or Michael Reedich at (202) 551-3612 with any questions.

             Sincerely,

             Jeffrey Riedler
             Assistant Director

cc: Emilio Ragosa
   Morgan, Lewis & Bockius LLP
   502 Carnegie Center
   Princeton, NJ 08540